(d)(8)(i)

SCHEDULE A

TO

INVESTMENT SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

OPPENHEIMERFUNDS, INC.

PORTFOLIOS	ANNUAL SUB-ADVISER FEE
(as a percentage of average daily net assets)

ING Oppenheimer Global Portfolio	0.30% if total assets at any month-end are less than or equal to $1 billion 0.23% if total assets at any month-end are in excess of $1 billion